

June 29, 2012

Via E-mail
Mr. Matthew F. Hilzinger
Executive Vice President and Chief Financial Officer
USG Corporation
550 West Adams Street
Chicago, IL 60661-3676

      Re: USG Corporation
               Form 10-K
               Filed February 14, 2012
               File No. 1-8864

Dear Mr. Hilzinger:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Terence O'Brien

                    Terence O'Brien
                    Branch Chief